Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	Three Months Ended September 30, 2009			Three Months Ended September 30, 2008
(Amounts in Thousands, Except for Per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends Declared	$ 492	$ 1,328	$ 1,820	$ 1,879	$ 4,072	$ 5,951
Less: Unvested Participating Dividends	(4)	-0-	(4)	(29)	-0-	(29)
Dividends to Common Share Owners	488	1,328	1,816	1,850	4,072	5,922
Undistributed Loss			(46)			(3,767)
Less: Loss Allocated to Participating Securities			-0-			19
Undistributed Loss allocated to Common Share Owners	(13)	(33)	(46)	(1,186)	(2,562)	(3,748)
Net Income Available to Common Share Owners	$ 475	$ 1,295	$ 1,770	$ 664	$ 1,510	$ 2,174
Average Basic Common Shares Outstanding	10,730	26,583	37,313	11,714	25,300	37,014
Basic Earnings Per Share	$ 0.04	$ 0.05		$ 0.06	$ 0.06
Diluted Earnings Per Share:
Dividends Declared and Assumed Dividends on Dilutive Shares	$ 494	$ 1,328	$ 1,822	$ 1,887	$ 4,073	$ 5,960
Less: Unvested Participating Dividends	(4)	-0-	(4)	(29)	-0-	(29)
Dividends and Assumed Dividends to Common Share Owners	490	1,328	1,818	1,858	4,073	5,931
Undistributed Loss			(48)			(3,776)
Less: Loss Allocated to Participating Securities			-0-			19
Undistributed Loss allocated to Common Share Owners	(14)	(34)	(48)	(1,200)	(2,557)	(3,757)
Net Income Available to Common Share Owners	$ 476	$ 1,294	$ 1,770	$ 658	$ 1,516	$ 2,174
Average Diluted Common Shares Outstanding	10,863	26,645	37,508	11,917	25,402	37,319
Diluted Earnings Per Share	$ 0.04	$ 0.05		$ 0.06	$ 0.06
Reconciliation of Basic and Diluted EPS Calculations:
Net Income Used for Basic EPS Calculation	$ 475	$ 1,295	$ 1,770	$ 664	$ 1,510	$ 2,174
Assumed Dividends Payable on Dilutive Shares:
Performance shares	2	-0-	2	8	1	9
Increase (Reduction) of Undistributed Loss - allocated based
on Class A and Class B shares	(1)	(1)	(2)	(14)	5	(9)
Net Income Used for Diluted EPS Calculation	$ 476	$ 1,294	$ 1,770	$ 658	$ 1,516	$ 2,174
Average Shares Outstanding for Basic EPS Calculation	10,730	26,583	37,313	11,714	25,300	37,014
Dilutive Effect of Average Outstanding:
Performance shares	53	1	54	56	3	59
Restricted share units	80	61	141	147	99	246
Average Shares Outstanding for Diluted EPS Calculation	10,863	26,645	37,508	11,917	25,402	37,319
Included in dividends declared for the basic and diluted earnings per share computation are dividends computed and accrued on unvested Class A and Class B restricted share units, which will be paid by a conversion to the equivalent value of common shares after a vesting period. Restricted share units held by retirement-age participants have a nonforfeitable right to dividends and are deducted from the above dividends and undistributed loss figures allocable to common Share Owners. Previously reported earnings per share calculations for the three months ended September 30, 2008 have been recast as a result of FASB guidance on determining whether instruments granted in share-based payment transactions are participating securities. See Note 1 - Summary of Significant Accounting Policies of Notes to Condensed Consolidated Financial Statements for further discussion.
All of the 729,000 and 765,000 average outstanding stock options were antidilutive and were excluded from the dilutive calculations for the quarters ended September 30, 2009 and 2008, respectively.